
Mail Stop 3561

December 16, 2015

Leonidas Korres
Chief Financial Officer
Navios Maritime Acquisition Corporation
7 Avenue de Grande Bretagne, Office 11B2
Monte Carlo, MC 98000 Monaco

>   **Re: Navios Maritime Acquisition Corporation**
>   **Form 20-F for the Year Ended December 31, 2014**
>   **Filed March 30, 2015**
>   **File No. 001-34104**

Dear Mr. Korres:

We have reviewed your November 3, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2014

Financial Statements

Note 9: Investments in Affiliates, page F-24

1. Please describe for us the benefits, if any, derived from establishing Navios Midstream as a limited partnership instead of as a limited liability company.

2. Refer to your November 3, 2015 response to comment 3. It appears that you did not consider the guidance within ASC 323-30-S99-1, which is specific to limited partnership interests in your evaluation of equity method accounting. Given that you hold limited partnership interests, please explain why you believe the guidance specific to limited partnership interests should not be applied.

3. In a related matter, we note your response focuses instead on applying the equity method guidance applicable to interests in corporations based on your evaluation of the governance of the partnership, taxation of the partnership, existence of specific ownership accounts for the partnership unitholders and free transferability of ownership interests. Please describe for us what authoritative literature you considered to allow your use of these factors to support your accounting, and whether you believe the limited partnership interests you hold are within the scope of that literature.

4. We also note that on page 10 of your November 3, 2015 response that you account for your GP units under the equity method of accounting, even though you have concluded that the GP units are not common stock or in substance common stock. Given that your conclusion of not accounting for your common units under the equity method is based on your determination that the common units are not common stock or in substance common stock, please tell us why you believe that the common stock or in substance common stock conclusion should be the basis of determining whether equity method accounting applies to your common units, but not your GP units.

You may contact Heather Clark at 202-551-3624 or Andrew Mew at 202-551-3377 if you have questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure